UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)

CONSOL Coal Resources LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

20855T100

(CUSIP Number)

Martha A. Wiegand

General Counsel and Secretary

1000 CONSOL Energy Drive, Suite 100

Canonsburg, Pennsylvania 15317

(724) 416-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons CONSOL Energy Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 54,134,228
	8	Shared Voting Power 10,878,433
	9	Sole Dispositive Power 54,134,228
	10	Shared Dispositive Power 10,878,433

11	Aggregate Amount Beneficially Owned by Each Reporting Person 65,012,661
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 100%
14	Type of Reporting Person CO

1	Names of Reporting Persons Transformer LP Holdings Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power None
	8	Shared Voting Power 10,878,433
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 10,878,433

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,878,433
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.7%
14	Type of Reporting Person CO

Explanatory Note

This Amendment No. 3 (this “Amendment”) amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on December 8, 2017 (as amended to date, the “Schedule 13D”) relating to the common units representing limited partner interests (the “Common Units”) of CONSOL Coal Resources LP, a Delaware limited partnership (the “Issuer”). Capitalized terms used herein without definition have the meaning set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The total consideration paid for the Common Units in connection with the Merger was valued at approximately $51.8 million (based on the closing price of CONSOL Energy Inc.’s common stock, par value $0.01 per share (the “CEIX Common Stock”), on December 29, 2020) and consisted of the issuance of shares of CEIX Common Stock in exchange for all of the issued and outstanding Common Units other than Common Units owned by CONSOL Energy Inc. (“CEIX”) and its subsidiaries, including the Reporting Persons (each, a “Public Common Unit”). Each issued and outstanding Public Common Unit was converted into the right to receive 0.73 shares of CEIX Common Stock.

On December 30, 2020, in connection the consummation of the Merger, the Affiliated Company Credit Agreement, dated November 28, 2017 (as amended, the “Affiliated Company Credit Agreement”), by and among the Issuer, as borrower, certain subsidiaries of the Issuer party thereto, CEIX, as lender and administrative agent, and PNC Bank, National Association, as collateral agent, was terminated, all obligations and guarantees thereunder repaid and discharged and all liens granted in connection therewith released. In connection with the termination of the Affiliated Company Credit Agreement and in exchange for, and in satisfaction of, payment of the outstanding balance of approximately $176.5 million thereunder, the Issuer issued 37,322,410 Common Units (the “Consideration Units”) to CEIX.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On December 30, 2020, pursuant to the Merger Agreement, Merger Sub merged with and into the Issuer, with the Issuer continuing and surviving as an indirect, wholly owned subsidiary of CEIX. Pursuant to the terms of the Merger Agreement, each Public Common Unit was converted into the right to receive 0.73 shares of CNX Common Stock.

Also on December 30, 2020, in connection the consummation of the Merger, the Issuer, certain subsidiaries of the Issuer, CEIX and PNC Bank, National Association terminated the Affiliated Company Credit Agreement. In connection with the termination of the Affiliated Company Credit Agreement and in exchange for, and in satisfaction of, payment of the outstanding balance of approximately $176.5 million thereunder, the Issuer issued the Consideration Units to CEIX.

As a result of the Merger, and following the issuance of the Consideration Units, the Reporting Persons collectively are the beneficial owners of all of the Common Units of the Issuer.

Following the consummation of the transactions contemplated by the Merger Agreement, the Issuer’s Common Units ceased to be listed on the New York Stock Exchange and will be deregistered under the Securities Exchange Act of 1934, as amended.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Statement, the aggregate number of Common Units and percentage of Common Units beneficially owned by the Reporting Person, as well as the number of Common Units as to which the Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of following the consummation of the transactions contemplated by the Merger Agreement.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
CONSOL Energy Inc.	65,012,661	100.0%	54,134,228	10,878,433	54,134,228	10,878,433
Transformer LP Holdings Inc.	10,878,433	16.7%	0	10,878,433	0	10,878,433

(c) Other than as described in Item 3 and Item 4, during the past 60 days none of the Reporting Persons or the Related Persons has effected any transactions in the Common Units.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

CUSIP No. 20855T100	13D	Page 1 of 1 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 4, 2020

CONSOL ENERGY INC.

By:	/s/ Martha A. Wiegand
Name:	Martha A. Wiegand
Title:	General Counsel and Secretary